NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS (“NI 44-101”)

March 26, 2010

TO:           Ontario Securities Commission
British Columbia Securities Commission

CANADIAN ZINC CORPORATION (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.

This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CANADIAN ZINC CORPORATION

“John F. Kearney”
John F. Kearney
President and Chief Executive Officer